Mail Stop 0306


April 27, 2005



Ms. Michele Gohlke
Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Ramtron International Corporation
     Annual Report on Form 10-K for the year ended December 31, 2004

Dear Ms. Gohlke:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated April 18, 2005 (the "Comment Letter") addressed to Eric A. Balzer, Chief Financial Officer of Ramtron International Corporation (the "Company" or "Ramtron") with respect to the Company's Annual Report on Form 10-K filed with the Commission on March 16, 2005.

The responses in this letter are keyed to the corresponding items in the Comment Letter. Unless otherwise indicated, terms used but not defined herein shall have the same meanings as set forth in the Annual Report on Form 10-K.

Note 1. Organization and Summary of Significant Accounting Policies
-------------------------------------------------------------------

Revenue Recognition - Page F-9
------------------------------

1. We note your disclosure that "revenue from product sales to direct customers is recognized upon shipment as the Company generally does not have any post shipment obligations or allow for any acceptance provisions and . . . ."  Please tell us and revise future filings to describe those circumstances when revenue would be deferred and recognized in the future. Also, tell us what types of post shipment obligations or acceptance provisions you may have and how you would account for such obligations when they exist.

     Response: With respect to the comments of the Staff concerning Note 1. Revenue Recognition - Page F-9, the Company has no post shipment obligations. In the event such a situation occurred to create a post shipment obligation, the Company would defer revenue recognition until the specific obligation was satisfied. The Company will disclose the above information in future filings.

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Stock-Based Compensation - Page F-11
------------------------------------

2. In future filings please ensure your pro forma table is presented in accordance with paragraph 2(e)(c) of SFAS 148. Your current presentation does not show the stock based employee compensation cost included in the determination of net income as reported or the stock based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards.

     Response. With respect to the comments of the Staff concerning Note 1. Stock-Based Compensation - Page F-11, the Company will ensure our pro forma table is presented in accordance with Paragraph 2(e)(c) of SFAS 148 in future filings.

Note 5. Long-Term Debt - Page F-15
----------------------------------

3. We note that the value of the beneficial conversion feature is amortized over the life of the debentures as a charge to interest expense. In accordance with paragraph 9 of EITF 98-5 the value of the beneficial conversion feature should be amortized over the period to the earliest date at which the debentures are convertible. Supplementally, and in future filings, tell us the earliest date at which the debentures are convertible. Confirm to us that your accounting is in compliance with GAAP.

     Response. With respect to the comments of the Staff concerning Note 5. Long-Term Debt - Page F-15, the Company is currently amortizing the beneficial conversion feature relating to the issuance of convertible debt in March 2002 over the term of the convertible debt. This treatment is in accordance with EITF 00-27, Issue 6, Paragraph 19, which modified Paragraph 9 of EITF 98-5. Note 5 discloses that such convertible debt is convertible into the Company's common stock at a fixed conversion price. We will specifically note in subsequent filings that the convertible debt is convertible at any time up to the stated maturity date. We confirm that our accounting is in compliance with GAAP.

Note 11.  Discontinued Operations - Page F-24
---------------------------------------------

4. We note that you have presented the operations of your subsidiary, Enhanced Memory Systems (EMS) as discontinued operations in 2004. In light of the fact you will continue to sell dynamic random access memory (DRAM) products in the future, tell us supplementally how you met the criteria in paragraph 42 of the SFAS 144 to report the results of EMS as discontinued operations.

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     Response.  With respect to the comments of the Staff concerning Note 11.
     Discontinued Operations - Page F-24, EMS was a separate component of the Company and as such, the Company reported EMS as a separate segment. Although EMS sold and Mushkin Inc. ("Mushkin") sells DRAM-based products, each segment sold different products, had no common customers, had separate locations, different distribution channels, separate management, and separate cash flow streams that were clearly distinguishable for cash flow purposes. In addition, Mushkin did not replace the sales activities or distribution of EMS's products or services. Finally, upon the cessation of EMS, there was no continuing cash flows or operations of EMS. Based on the above, the Company determined that EMS satisfied the criteria of a component of an entity to be reported as a discontinued operation under paragraph 42 of SFAS 144.

Item 9A. Controls and Procedures - Page 50
------------------------------------------

5. Tell us supplementally and disclose in future filings in greater detail the specific steps that you have taken to remediate the material weaknesses and whether management believes that the materials weaknesses have been corrected.

     Response. With respect to the comments of the Staff concerning Item 9A. Controls & Procedures - Page 50, the Company's management believes the material weaknesses have been corrected. The Company put into operation the following controls:

     (a) Information technology access controls were modified to ensure proper segregation of duties at the Company's headquarters.

     (b) A new ERP system was purchased and installed at Mushkin. Access security to ensure proper segregation of duties was developed as part of the implementation plan and reviewed by management.

     (c) Two signatures are now required for all checks written from Mushkin's accounts.

     (d) The three way matching of accounts payable is now performed at the Company's headquarters and not at Mushkin.

     The Company will disclose the above steps taken to correct its material weaknesses in future filings.

The Company hereby acknowledges:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K filing;

(b) Staff comments or changes to disclosure in response to Staff comments in the Annual Report on Form 10-K filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K filing; and

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
(c) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions in relation to the foregoing, please do not hesitate to contact the undersigned at (719) 481-7000.

We respectfully request that the Staff contact us at their earliest convenience with any additional comments or notice of no further comments.

Sincerely,


/S/  Eric A. Balzer
-------------------
Eric A. Balzer
CFO and Principal Accounting Officer

EAB/klb

c:  John A. St. Clair, Esq., Coudert Brothers LLP
    David Eberly, KPMG LLP


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